UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Quest Software, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

No Par Value

(Title of Class of Securities)

74834T103

(CUSIP Number of Class of Securities)

Scott J. Davidson

Senior Vice President and Chief Financial Officer

Quest Software, Inc.

5 Polaris Way

Aliso Viejo, California 92656

(949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$143,000,000	$5,619.90

*	Calculated solely for purposes of determining the filing fee. This amount was calculated based on the fact that 11,440,000 shares of common stock of Quest Software, Inc. at the tender offer price of $12.50 per share were purchased pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,502.48; $117.42	Filing Party: Quest Software, Inc.
Form or Registration No.: Schedule TO-I; SC TO-I/A	Date Filed: November 7, 2008; December 10, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, as amended by Amendment No. 1 filed with the SEC on December 2, 2008, and Amendment No. 2 filed with the SEC on December 10, 2008 (the “Schedule TO”), relating to the offer by Quest Software, Inc., a California corporation (“Quest”), to purchase up to 9,656,000 shares of its common stock, no par value per share, at a price not greater than $14.50 nor less than $12.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 7, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 16, 2008, Quest announced the final results of the tender offer, which expired at 5:00 P.M., New York City Time, on Tuesday, December 9, 2008. A copy of the press release is filed as Exhibit (a)(5)(H) to this Schedule TO and is incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(H)    Press Release issued on December 16, 2008 announcing the final results of the tender offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2008

QUEST SOFTWARE, INC.

By:	/s/ Scott J. Davidson
Scott J. Davidson
Senior Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase for Cash, dated November 7, 2008

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from Information Agent to Brokers

(a)(1)(E)*	Letter from Brokers to Clients

(a)(1)(F)*	Form of Summary Advertisement

(a)(5)(A)*	Press Release issued on October 8, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed October 8, 2008)

(a)(5)(B)*	Transcript of October 8, 2008 Conference Call (Exhibit 99.1 to our Schedule TO-C, filed October 10, 2008)

(a)(5)(C)*	Press Release issued on October 30, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed October 30, 2008)

(a)(5)(D)*	Transcript of October 30, 2008 Conference Call (Exhibit 99.1 to our Schedule TO-C, filed November 3, 2008)

(a)(5)(E)*	Press Release issued on November 6, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed November 6, 2008)

(a)(5)(F)*	Press Release issued on November 26, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed November 26, 2008)

(a)(5)(G)*	Press Release issued on December 10, 2008 announcing the preliminary results of the tender offer

(a)(5)(H)	Press Release issued on December 16, 2008 announcing the final results of the tender offer

(b)	Not applicable

(d)(1)*	Quest Software, Inc. 1999 Stock Incentive Plan, as amended (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(2)*	Quest Software, Inc. 2001 Stock Incentive Plan, as amended (Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(3)*	Quest Software, Inc. 2008 Stock Incentive Plan (Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(4)*	Quest Software, Inc. Executive Incentive Plan (Exhibit 10.11 to our Annual Report on Form 10-K for the period ended December 31, 2007, filed February 25, 2008)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.